 BED BATH & BEYOND, INC.
433 W. Ascension Way, 3rd Floor
Murray, Utah  84123

August 14, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Rucha Pandit

Re:	Bed Bath & Beyond, Inc.
Registration Statement on Form S-3 (File No. 333-297979)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Bed Bath & Beyond, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, to 5:00 p.m., Eastern Time, on Tuesday, August 18, 2026, or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

We would appreciate it if, as soon as the above-captioned Registration Statement is declared effective, you would so inform Michael P. Heinz of Sidley Austin LLP, legal counsel to the Registrant, at (212) 839-5444.

Sincerely,

Bed Bath & Beyond, Inc.

	By:	/s/ Brian LaRose
Brian LaRose
Chief Financial Officer

cc: Michael P. Heinz, Sidley Austin LLP